FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

US Voluntary Delisting Update




Update on implementation of US voluntary delisting

Cambridge, UK and Cambridge, Massachusetts - 27 November 2006 - Acambis plc ("Acambis") (LSE: ACM; NASDAQ: ACAM) announces that it has given notice to the NASDAQ Global Market that it intends voluntarily to delist its American Depositary Shares ("ADSs"), effective on or about 18 December 2006, and has also given notice to terminate its American Depositary Receipt ("ADR") facility, effective as of the close of trading on 14 February 2007. This is in line with the Acambis' announcement to delist and deregister made on 12 September 2006.

Acambis has notified the Bank of New York ("BNY"), the depositary for Acambis' ADR facility, that it is terminating the facility, which will cause all outstanding Acambis ADSs to be cancelled, and that the Registration Statement on Form F-6 relating to Acambis' ADSs will be terminated.

In addition, the deposit agreement has been amended, with effect from 16 December 2006 to: (a) shorten from one year to 30 days the period of time that must pass after termination of the deposit agreement before BNY may sell the remaining deposited securities; and (b) change the provision on selling of deposited securities after termination to require BNY to use reasonable efforts to sell the remaining deposited securities after the specified period.

The deposit agreement will terminate on 14 February 2007, which is 90 days after notice was issued to ADR holders. As a result of the amendment and termination of the deposit agreement, ADR holders will have until 16 March 2007 to decide if they would like to retain their interest in Acambis' shares. If they do not surrender their ADRs and request delivery of the underlying Acambis shares, they will lose the right to receive those shares and, instead, will be entitled, upon subsequent surrender of their ADRs, to receive the net proceeds of sale of those shares. The date or dates on which BNY will sell remaining deposited shares will be no earlier than 19 March 2007.

ADR holders can contact BNY for further information on telephone number +1-888-BNY-ADRS (1-888-269-2377).

Acambis has also given notice to NASDAQ that it intends to delist the Company's ADSs. Pursuant to this notice, the Company intends to file a Form 25 with the Securities and Exchange Commission ("SEC") on or about 7 December 2006 to remove the Company's ADSs from listing. The removal should be effective ten days after the filing of the Form 25. According to this schedule, the last day for trading the Company's ADSs on NASDAQ will be 18 December 2006.

Acambis' continuing commitment to its US operations is not affected by its decision to withdraw its ADS listing from NASDAQ. Acambis' total number of shares outstanding and the listing of its ordinary shares on the London Stock Exchange will not be affected by the planned actions.

                                     -ends-

Enquiries:

Acambis plc
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0 1223 275 300

Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. Its investigational vaccine against Japanese encephalitis, ChimeriVax-JE, which is undergoing Phase 3 clinical testing, is intended to provide an "ideal" vaccine to address the estimated 50,000 cases of this viral disease in Asia every year. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the Company's plans voluntarily to delist its ADSs from NASDAQ and to terminate its ADR facility, the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.












                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 27 November, 2006                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.